October 23, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:	OrgHarvest, Inc.

Post-Effective Amendment to Offering Statement on Form 1-A

Filed October 3, 2019

File No. 024-10885

Dear Madam,

On behalf of OrgHarvest, Inc., I hereby request qualification of the above referenced Offering Statement at 9:30 Eastern Time on Friday, October 25, 2019, or as soon thereafter as practicable.

On behalf of OrgHarvest, Inc., I confirm that the State of Delaware has received a copy a copy of the offering materials such that it is prepared to allow the offering to proceed. OrgHarvest, Inc. also confirms that there is no participant in its offering that would be required to clear its compensation arrangement with FINRA.

Please orally confirm the qualification of the Statement by contacting our corporate counsel, Carl P. Ranno at 602 402 3615.

Sincerely,

Orgharvest, Inc.

By	/s/ Frank Celecia

Chief Executive Officer

774 Mays Blvd 10-536	Incline Village	Nevada 89451